

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Mr. Thomas J. Felmer
Senior Vice President and Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

> **Re: Brady Corporation**
> **Form 10-K**
> **Filed September 27, 2012**
> **File No. 1-14959**

Dear Mr. Felmer:

We have reviewed your response dated March 11, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2012

Management's Discussion and Analysis, page 16

1. We note the improvements to the discussion of results of operations in your Form 10-Q and discussed in your response to prior comment 3. Where material, please quantify the impact of the events and trends described throughout MD&A in future filings. For example, in your discussion of the operations of your Asia-Pacific segment, you attribute the significant decline in organic sales and segment profit to multiple factors: weakness in the Australian economy, the discontinuation of some large projects, the loss of a major customer, one-time costs associated with moving into a new facility in Australia, etc. Quantifying the impact of these factors will provide investors with information on the relative importance of the events discussed, as well as the potential significance of continuing effects. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

<u>Critical Accounting Estimates, page 24</u>

2. We note the proposed future disclosure in response to prior comment 7 regarding impairment testing of goodwill. In future filings, if the results of your impairment test of a particular reporting unit rely on the assumption of a substantial improvement in the operating performance of the reporting unit, including improvements in gross margin, sales growth rates and other amounts, please disclose this clearly and provide a discussion of your basis for the assumptions. For example, in the proposed discussion of the Die-Cut Asia reporting unit, you provide a sensitivity analysis and additional disclosure about the factors considered, but you do not clearly state whether you have assumed a substantial improvement in sales and profitability from recent historical experience.

    You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief